Exhibit 99.1
Caesarstone Reports 2018 Fourth Quarter
and Full Year Financial Results

•	Revenues of $142.9 million for the fourth quarter and $575.9 million for the full year
•	Net income of $1.5 million, $0.04 per share, for the fourth quarter and $24.6 million, $0.72 per share, for the full year
•	Adjusted Net income of $7.0 million, $0.20 per share, for the fourth quarter and $36.1 million, $1.05 per share, for the full year
•	Adjusted EBITDA of $17.8 million for the fourth quarter and $75.2 million for the full year
•	Appointed president of newly created North America region, combining the Company’s U.S. and Canadian operations subsequent to year-end
•	Provides full year 2019 outlook

MP MENASHE, Israel - February 6, 2019 - Caesarstone Ltd. (NASDAQ: CSTE), a leading developer and manufacturer of high-quality engineered quartz surfaces, today reported financial results for its fourth quarter and full year ended December 31, 2018.

Yuval Dagim, Chief Executive Officer, commented, “In the six months since I assumed the role of CEO, we have started to drive changes in the Company to better capitalize on market opportunities, including the strategic realignment of our North American operations. In 2019, we will continue to focus on enhancing our global platform to more effectively leverage the Caesarstone brand. This includes making targeted investments in talent and technology throughout the organization to more efficiently manage our go-to-market, supply chain, and production processes. We have also started to reinvigorate our efforts to strengthen global awareness of our premium product offerings. We believe our evolving strategic initiatives and our team’s commitment to improving results position us to generate value in the coming years.”

Ophir Yakovian, Chief Financial Officer, added, “We are encouraged that revenue and Adjusted EBITDA met our expectation for the fourth quarter. These results were supported by mid-single-digit growth in our core business in the U.S. despite the second-half 2018 surge in pre-buy activity ahead of recently implemented tariffs on U.S. imports of quartz countertops from China. We remain optimistic regarding the long-term benefit of these tariffs as the industry works through temporarily elevated U.S. inventory levels, and we are carefully monitoring the market impact of tariffs on supply outside the U.S. For 2019, our outlook reflects the impact of global market conditions and a more competitive environment in many regions, particularly in the first quarter. We are confident that the steps we are taking to improve our business will contribute toward our efforts to accomplish our objectives in 2019.”

Fourth Quarter 2018 Results

Revenue in the fourth quarter of 2018 was $142.9 million compared to $148.1 million in the prior year quarter. On a constant currency basis, fourth quarter revenue was off 0.7% year-over-year.  Sales improvement in Europe was more than offset by softer performance in Ikea U.S. and in other regions, with stable performance in Canada.

Gross margin in the fourth quarter was 25.9% compared to 31.3% in the prior year quarter. Adjusted gross margin in the fourth quarter was 27.4% compared to 31.3% in the prior year quarter. The decrease in adjusted gross margin was largely expected and reflects increased manufacturing costs at the Company’s facilities in Israel, foreign exchange impact, along with inventory and logistics inefficiencies and higher raw materials costs. These factors were partly offset by a more favorable geographic and product mix.

Operating income in the fourth quarter was $4.0 million compared to an operating loss of $4.9 million in the prior year quarter.

Adjusted EBITDA, which excludes expenses for share-based compensation, legal settlements and loss contingencies and for non-recurring items, was $17.8 million in the fourth quarter, representing a margin of 12.5%. This compares to adjusted EBITDA of $21.0 million, representing a margin of 14.2%, in the prior year quarter. This year-over-year margin comparison primarily reflects the lower gross margin, partly offset by lower operating expenses.

Finance expenses in the fourth quarter were $2.1 million compared to $1.1 million in the prior year quarter. The increase was primarily due to currency exchange negative impact mainly due to U.S. Dollar appreciation against our other main currencies.

The Company reported net income attributable to controlling interest for the fourth quarter of $1.4 million, compared to a net loss of $6.4 million in the prior year quarter. Diluted net income per share for the fourth quarter was $0.04, compared to a diluted net loss per share of $0.19 in the prior year quarter.  Adjusted diluted net income per share for the fourth quarter was $0.20 on 34.5 million shares, compared to $0.22 on 34.4 million shares in the prior year quarter.

Full Year 2018 Results

Revenue in the full year 2018 was $575.9 million compared to $588.1 million in the prior year. On a constant currency basis, 2018 revenue decreased by 1.9% year-over-year mainly due to declines in our sales to Ikea, in Israel and Rest of the World region partly offset by sales improvement in Canada and Europe.

Gross margin in 2018 was 28.4% compared to 33.5% in the prior year. Adjusted gross margin in 2018 was 28.7%, compared to 33.5% in the prior year. The reduction in adjusted gross margin primarily reflects inventory and logistics inefficiencies and higher raw materials costs along with increased product manufacturing costs at the Company’s facilities in Israel and foreign exchange headwinds. These factors were partly offset by a more favorable geographic and product mix as well as improvements in manufacturing performance at the Company’s U.S. manufacturing facility.

Operating income in 2018 was $32.8 million compared to $40.5 million in the prior year.

Adjusted EBITDA, which excludes expenses for share-based compensation, legal settlements and loss contingencies and for non-recurring items, was $75.2 million in 2018, representing a margin of 13.1%. This compares to adjusted EBITDA of $100.4 million, representing a margin of 17.1%, in the prior year. This year-over-year margin comparison primarily reflects the lower gross margin, partly offset by lower operating expenses.

Finance expenses in 2018 were $3.6 million compared to $5.6 million in the prior year.

The Company reported net income attributable to controlling interest for 2018 of $24.4 million compared to net income of $26.2 million in the prior year. Diluted net income per share for 2018 was $0.72 compared to $0.73 in the prior year.  Adjusted diluted net income per share for 2018 was $1.05 compared to $1.45 in the prior year.

Balance Sheet

The Company's balance sheet as of December 31, 2018 remained strong, including cash, cash equivalents and short-term bank deposits of $93.6 million.

The Company’s dividend policy provides for a quarterly cash dividend in the range of $0.10 to $0.15 per share up to the lesser of 50% of reported net income attributable to controlling interest (i) on a quarterly basis or (ii) on a year-to-date basis, subject in each case to approval by its board of directors. Pursuant to the Company’s dividend policy, the Company does not intend to pay a dividend for the fourth quarter, based on its fourth quarter reported net income attributable to controlling interest.

North American Region Update

In December 2018, the Company acquired the remaining 45% ownership interest in its Canadian joint venture from Canadian Quartz Holdings Inc. for a purchase price of approximately $20.1 million. The timing of the purchase provided an attractive value proposition for the Company and provides significant flexibility for the Company to more efficiently integrate its now wholly-owned Canadian operations with its existing U.S. operations.

In January 2019, the Company reorganized its regional footprint and leadership teams to create one North America region by combining the Company’s existing U.S. and Canadian operations. The Company’s U.S. and Canadian regions have many similarities, which provide numerous opportunities to unify certain functions under one North American team to drive the go-to-market strategy, operations and efficiencies. The North America operation represented approximately 59% of the Company’s revenue in 2018 and is now headquartered at the Company’s existing office in Charlotte, North Carolina.

Ken Williams, who joined the Company in 2016 as President of Caesarstone Canada, was appointed as the new President of North America. During Mr. William’s tenure in Canada, the Company grew sales in this region by more than 30%, while introducing numerous operational enhancements that have improved Caesarstone’s position in the region.

Outlook

The Company anticipates 2019 revenue to be in the range of $580 million to $600 million and adjusted EBITDA to be in the range of $72 million to $80 million. The Company expects softer market conditions and a competitive environment to persist in many of its regions in 2019, particularly in the first quarter. The Company expects to show improvement in key metrics beginning in the second half of 2019.

Conference Call Details

The Company will host a conference call today at 8:30 a.m. ET to discuss the results, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.caesarstone.com. To access the call, dial toll-free 1-877-407-4018 or +1-201-689-8471 (international). The toll-free Israeli number is 1 80 940 6247. Upon dialing in, please request to join the Caesarstone Fourth Quarter Earnings Call.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter pass code 13686604. The replay will be available beginning at 11:30 a.m. ET on Wednesday, February 6, 2019 and will last through 11:59 p.m. ET on Wednesday, February 13, 2019.

About Caesarstone

Caesarstone is a concept and lifestyle-driven company with a customer-centered approach to designing, developing, and producing high-end engineered quartz surfaces used in residential and commercial buildings. Caesarstone® products offer superior aesthetic appeal and perfected functionality through a distinct variety of colors, styles, textures and finishes used in countertops, vanities, wall cladding, floors, and other interior surfaces. Marked by their inherent longevity characteristics such as non-porousness, scratch and stain resistance, and durability, the company’s product umbrella offers a highly desirable alternative to other surfaces. Strong commitment to service has fostered growing customer loyalty in over 50 countries where the four distinct Caesarstone product collections are available: Classico, Supernatural, Metropolitan and Concetto. For more information please visit our website: www.caesarstone.com.

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. Reconciliations of GAAP gross profit to adjusted gross profit, GAAP net income attributable to controlling interest to adjusted net income attributable to controlling interest and net income to Adjusted EBITDA are provided in the schedules to this release. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of expanding its manufacturing facilities. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors and partners; changes in raw material prices, particularly polymer resins and pigments; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; the outcome of silicosis claims and other claims; unpredictability of seasonal fluctuations in revenues; delays in manufacturing and other factors discussed under the heading "Risk Factors" in our most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact

ICR, Inc.                           Caesarstone
Rodny Nacier                  Maya Lustig
CSTE@icrinc.com          Maya.Lustig@caesarstone.com
+1 (646) 277-1237            + 972 54 677 8100

Caesarstone Ltd. and its subsidiaries Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	December 31, 2018	December 31, 2017
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:

Cash and cash equivalents and short-term bank deposits	$93,562	$138,707
Trade receivables, net	72,555	73,267
Other accounts receivable and prepaid expenses	25,495	33,053
Inventories	158,492	132,940

Total current assets	350,104	377,967

LONG-TERM ASSETS:

Severance pay fund	3,591	3,887
Other long-term receivables	5,435	8,502
Deferred tax assets, net	6,372	3,965
Long-term deposits and prepaid expenses	2,799	2,743
Property, plant and equipment, net	213,338	216,653
Other intangibles assets	-	2,241
Goodwill	35,283	37,029

Total long-term assets	266,818	275,020

Total assets	$616,922	$652,987

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$7,567	$4,191
Trade payables	55,787	64,021
Related party and other loan	2,908	3,463
Short term legal settlements and loss contingencies	13,146	25,782
Accrued expenses and other liabilities	31,653	30,000

Total current liabilities	111,061	127,457

LONG-TERM LIABILITIES:

Long-term loan and financing leaseback from a related party	7,089	8,336
Legal settlements and loss contingencies long-term	26,309	23,454
Accrued severance pay	4,695	5,556
Long-term warranty provision	1,267	1,151
Deferred tax liabilities, net	-	657

Total long-term liabilities	39,360	39,154

REDEEMABLE NON-CONTROLLING INTEREST	-	16,481

EQUITY:

Ordinary shares	371	371
Treasury shares - at cost	(39,430)	(39,430)
Additional paid-in capital	153,593	151,880
Capital fund related to non-controlling interest	(5,587)	-
Accumulated other comprehensive (loss) income	(3,177)	683
Retained earnings	360,731	356,391

Total equity	466,501	469,895

Total liabilities and equity	$616,922	$652,987

Caesarstone Ltd. and its subsidiaries Condensed consolidated statements of income

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands (except per share data)	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	$142,881	$148,140	$575,871	$588,147
Cost of revenues	105,811	101,797	412,457	390,924

Gross profit	37,070	46,343	163,414	197,223

Operating expenses:
Research and development	1,131	1,251	3,635	4,164
Marketing and selling	17,593	20,415	74,786	81,789
General and administrative	10,409	12,610	43,323	45,930
Legal settlements and loss contingencies, net	3,902	16,979	8,903	24,797

Total operating expenses	33,035	51,255	130,647	156,680

Operating income (loss)	4,035	(4,912)	32,767	40,543
Finance expenses, net	2,097	1,074	3,639	5,583

Income (loss) before taxes on income	1,938	(5,986)	29,128	34,960
Taxes on income	454	35	4,560	7,402

Net income (loss)	$1,484	$(6,021)	$24,568	$27,558

Net loss attributable to non-controlling interest	(118)	(364)	(163)	(1,356)
Net income (loss) attributable to controlling interest	$1,366	$(6,385)	$24,405	$26,202
Basic net income (loss) per ordinary share (*)	$0.04	$(0.19)	$0.72	$0.73
Diluted net income (loss) per ordinary share (*)	$0.04	$(0.19)	$0.72	$0.73
Weighted average number of ordinary shares used in computing basic income per ordinary share	34,363,211	34,338,960	34,357,691	34,334,197
Weighted average number of ordinary shares used in computing diluted income per ordinary share	34,394,808	34,338,960	34,409,182	34,385,870

(*) The numerator for the calculation of net income (loss) per share for the three and twelve months ended December 31, 2018 and 2017 has been increased by approximately $0.1 million and $0.2 million and reduced by approximately $0.1 million and $1.1 million, respectively, to reflect the adjustment to redemption value associated with the redeemable non-controlling interest.

Caesarstone Ltd. and its subsidiaries Selected Condensed consolidated statements of cash flows

	Twelve months ended December 31,
U.S. dollars in thousands	2018	2017
	(Unaudited)	(Audited)
Cash flows from operating activities:

Net income	$24,568	$27,558
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	28,590	29,926
Share-based compensation expense	1,684	5,277
Accrued severance pay, net	(543)	788
Changes in deferred tax, net	(3,211)	(4,857)
Capital income	225	(7)
Legal settlemnets and loss contingencies, net	8,903	24,797
Increase in trade receivables	(2,637)	(7,573)
Decrease (increase) in other accounts receivable and prepaid expenses	7,673	(6,955)
Increase in inventories	(30,607)	(27,833)
Increase (decrease) in trade payables	(16,223)	13,853
Increase in warranty provision	367	234
Increase (decrease) in accrued expenses and other liabilities including related party	(4,097)	5,809

Net cash provided by operating activities	14,692	61,017

Cash flows from investing activities:

Acquisition of non-controlling interest	(20,119)	-
Purchase of property, plant and equipment	(20,962)	(22,675)
Proceeds from sale of property, plant and equipment	28	11
Increase in long term deposits	(219)	(102)

Net cash used in investing activities (*)	(41,272)	(22,766)

Cash flows from financing activities:

Dividend paid	(20,268)	-
Dividend paid by subsidiary to non-controlling interest	(978)	-
Changes in short-term bank credit and loans, net	4,171	(5,095)
Repayment of a financing leaseback related to Bar-Lev transaction	(1,169)	(1,172)

Net cash used in financing activities	(18,244)	(6,267)

Effect of exchange rate differences on cash and cash equivalents	(321)	453

Increase (decrease) in cash and cash equivalents and short-term bank deposits	(45,145)	32,437
Cash and cash equivalents and short-term bank deposits at beginning of the period	138,707	106,270

Cash and cash equivalents and short-term bank deposits at end of the period	$93,562	$138,707

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	2,688	(1,552)

(*) Cash used in investing activities does not include changes in bank deposits as such balance is included in the “cash and cash equivalents and short term bank deposits” line at the beginning and end of the period.

Caesarstone Ltd. and its subsidiaries

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands	2018	2017	2018	2017
	(Unaudited)		(Unaudited)
Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$37,070	$46,343	$163,414	$197,223
Non-recurring import related expenses	2,104	-	2,104	-
Adjusted Gross profit (Non-GAAP)	$39,174	$46,343	$165,518	$197,223

Caesarstone Ltd. and its subsidiaries

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands	2018	2017	2018	2017
	(Unaudited)		(Unaudited)
Reconciliation of Net Income to Adjusted EBITDA:
Net income (loss)	$1,484	$(6,021)	$24,568	$27,558
Finance expenses, net	2,097	1,074	3,639	5,583
Taxes on income	454	35	4,560	7,402
Depreciation and amortization	7,052	7,509	28,590	29,926
Legal settlements and loss contingencies, net (a)	3,902	16,979	8,903	24,797
Share-based compensation expense (b)	751	1,388	1,684	5,277
Provision for employees fringe benefits (c)	-	-	-	(114)
Non-recurring items (d)	2,104	-	3,261	-
Adjusted EBITDA (Non-GAAP)	$17,844	$20,964	$75,205	$100,429

(a)	Consists of legal settlements expenses and loss contingencies, net, related to product liability claims and other adjustments to on-going legal claims.

(b)
Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company. In addition, includes expenses for phantom awards granted and related payroll expenses as a result of exercises.

(c)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israeli Tax Authority and with the National Insurance Intitute of Israel.

(d)	Relates mainly to non-recurring import related expenses and relocation expenses of Caesarstone USA headquarters (Company's subsidiary).

Caesarstone Ltd. and its subsidiaries

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands (except per share data)	2018	2017	2018	2017
	(Unaudited)		(Unaudited)
Reconciliation of net income (loss) attributable to controlling interest to adjusted net income attributable to controlling interest:
Net income (loss) attributable to controlling interest	$1,366	$(6,385)	$24,405	$26,202
Legal settlements and loss contingencies, net (a)	3,902	16,979	8,903	24,797
Share-based compensation expense (b)	751	1,388	1,684	5,277
Provision for employees fringe benefits (c)	-	-	-	(114)
Non-recurring items (d)	2,104	-	3,261	-
Total adjustments	6,757	18,367	13,848	29,960
Less tax on non-tax adjustments (e)	1,097	4,258	2,168	6,343
Total adjustments after tax	5,660	14,109	11,680	23,617

Adjusted net income attributable to controlling interest (Non-GAAP)	$7,026	$7,724	$36,085	$49,819
Adjusted diluted EPS (f)	$0.20	$0.22	$1.05	$1.45

(a)	Consists of legal settlements expenses and loss contingencies, net, related to product liability claims and other adjustments to on-going legal claims.

(b)
Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company. In addition, includes expenses for phantom awards granted and the related payroll expenses as a result of exercises.

(c)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israeli Tax Authority and with the National Insurance Intitute of Israel.

(d)	Relates mainly to non-recurring import related expenses and relocation expenses of Caesarstone USA headquarters (Company's subsidiary).
(e)	Tax adjustments for the three and twelve months ended December 31, 2018 and 2017 were based on the effective tax rates for these periods, respectively.

(f)	In calculating adjusted diluted (Non-GAAP) EPS, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands	2018	2017	2018	2017
	(Unaudited)		(Unaudited)

USA	$60,200	$60,632	$239,241	$245,361
Australia (incl. New Zealand)	33,484	36,663	131,086	137,559
Canada	23,834	24,678	99,678	97,838
Israel	9,268	9,933	39,894	44,489
Europe	8,722	6,380	34,457	28,679
Rest of World	7,373	9,854	31,515	34,221
	$142,881	$148,140	$575,871	$588,147